EXHIBIT 99.1

AGRIUM INC.

SECOND QUARTER 2017

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Reports Robust 2nd Quarter Results; Delivers Record Retail 1st Half Earnings

August 9, 2017—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2017 second quarter results, with net earnings to equity holders of Agrium of $557-million ($4.03 diluted earnings per share) compared to net earnings to equity holders of $564-million ($4.08 diluted earnings per share) in the second quarter of 2016. The slight reduction in net earnings was driven by weaker nitrogen and phosphate benchmark prices, which were partially offset by higher Retail earnings, strong potash results and lower fixed costs across our Wholesale business.

Highlights:

•	2017 second quarter guidance relevant earnings were $566-million or $4.09 diluted earnings per share[1].

•	Our Retail business achieved a first half EBITDA[2] record of $821-million supported by strong margins, with EBITDA to sales of 10.3 percent, compared to 9.8 percent last year and the highest since 2008.

•	Wholesale grew its second quarter sales volumes and reduced costs across our operations to achieve EBITDA similar to last year, despite a 7 percent decline in North American nitrogen prices this quarter. Record first half potash production achieved with successful post expansion ramp-up.

•	Our new urea facility at Borger, Texas was successfully commissioned and reached designed operating rates in the second quarter.

•	Agrium has updated our 2017 annual guidance to a range of $4.75 to $5.25 diluted earnings per share (see page 4 for guidance assumptions and further details).

“Agrium continued to deliver robust results this quarter due to our integrated business model and focus on operational improvements and execution. Retail set a first half earnings record with the highest EBITDA to sales in almost a decade, while Wholesale delivered strong operational results, which together allowed us to generate $1.2-billion of EBITDA in the first half of 2017,” commented Chuck Magro, Agrium’s President and CEO. “We look forward to the completion of our merger with PotashCorp which is anticipated near the end of the third quarter of this year and continue to make significant progress on integration preparations,” added Mr. Magro.

[1]	Effective tax rate of 28.5 percent for the second quarter of 2017 was used for the adjusted net earnings, guidance relevant earnings and per share calculations. These are non-IFRS measures which represent net earnings (loss) adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to our guidance by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. Our guidance is forward-looking information. We present guidance relevant earnings (loss) per share to provide an update to this previously disclosed forward-looking information. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.
[2]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization and net earnings (loss) from discontinued operations. This is a non-IFRS measure. Refer to section “Non-IFRS Financial Measures” in the Management’s Discussion and Analysis.

ADJUSTED NET EARNINGS AND GUIDANCE RELEVANT EARNINGS RECONCILIATIONS

	Three months ended			Six months ended
	June 30, 2017			June 30, 2017
	Net earnings			Net earnings
	(loss) impact			impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share (a)	Expense	(post-tax)	Per share (a)
		558	4.03		548	3.95

Adjustments:
Share-based payments	(3)	(2)	(0.01)	—	—	—
Foreign exchange loss (gain) net of non-qualifying derivatives	(2)	(1)	(0.01)	4	3	0.03
Merger and related costs	15	11	0.08	31	22	0.16
Impact of Egyptian pound devaluation on investee earnings	—	—	—	(16)	(11)	(0.08)

Adjusted net earnings (b)		566	4.09		562	4.06
Gain on sale of assets	—	—	—	(7)	(5)	(0.04)

Guidance relevant earnings (b)		566	4.09		557	4.02

(a)	Diluted per share information attributable to equity holders of Agrium
(b)	Second quarter and year to date effective tax rate of 28.5 percent was used for the adjusted net earnings, guidance relevant earnings, and per share calculations.

MARKET OUTLOOK

Agriculture and Crop Input Outlook

•	2017 started with excellent growing conditions in Brazil, which produced record yields and depressed international crop prices. However, wet weather across North America impacted crop input applications this spring, and since then dry conditions across much of North America and in Australia have lowered crop yield potential and lent support to crop prices.

•	U.S. corn and soybean condition ratings are the lowest since the 2012 drought, which has led some analysts to reduce yield forecasts. Furthermore, global wheat prices have risen due to the reduction in wheat acreage and dry conditions in the U.S. and drought in parts of Australia. Higher wheat prices are expected to result in increased winter wheat planting in the fall of 2017 and are expected to support crop input demand for wheat, which has been pressured by the acreage loss over the past two years.

•	The current United States Department of Agriculture (“USDA”) forecast of global grain yields for 2017/18 is near trend-levels, which would be a reduction from the record yields of 2016/17. Based on industry yield estimates, there is likely more downside to the current 2017/18 projections.

•	There are indications that pest pressure may be elevated this growing season in parts of the U.S., while in the Western U.S. the season has been delayed. These factors are expected to support demand for crop protection products in the third quarter. However, in regions where dry weather persists, there may be some impact on demand for fungicides.

Nitrogen Outlook

•	Global nitrogen capacity additions, and lower than expected demand in China and India so far this year, have weighed on global nitrogen markets. However, nitrogen supplies have been impacted by continued low operating rates in China. The year-over-year reduction in production in these two countries has more than offset increased production in the U.S. and other countries this year.

•	Indian urea demand started 2017 relatively weak. However, the strong start to the monsoon season and the decision by the Indian government to apply a 5 percent sales tax on fertilizer, rather than the 12 percent implemented on the sale of most goods, should lend support to domestic demand in the second half of the year.

•	North American urea prices were the lowest benchmark in the world throughout the second quarter. This led to a significant reduction in imports and even led to some exports offshore. This in turn has tightened the North American nitrogen inventory levels which should support a strong summer fill season. A normal fall application season, weather permitting, would be a significant improvement over last year across much of the Corn Belt and Western Canada.

•	Nitrogen prices are expected to continue to be cost-driven in the second half of 2017. Costs for most marginal nitrogen production are flat to higher than year-ago levels, which should limit any downside in prices from current levels.

Potash Outlook

•	The global potash supply and demand balance was tight throughout the first half of 2017. Despite high producer shipments this year, we believe there has been little build-up in downstream inventories, which is expected to support the continued strong demand in the second half of the year.

•	Year-over-year, potash imports increased by 15 percent in Brazil, 95 percent in India and 17 percent in China in the first half of 2017, adding 2.7 million tonnes of trade in total. In the U.S., offshore imports were more than double the same period last year.

•	There has been limited growth in global potash supply so far in 2017, outside of increased production by existing Saskatchewan producers. The additional supply in the second half of the year is expected to be relatively small.

Phosphate Outlook

•	Global phosphate prices have been pressured from increased availability from Morocco, China and Russia in 2017, which more than offset increased import demand in Brazil, the U.S. and Pakistan. Furthermore, capacity additions in Morocco and Saudi Arabia are expected to add to global supplies in the second half of the year.

•	Global demand in the third quarter is expected to be strong, due to a seasonal increase in the pace of imports into India and Brazil, the key diammonium phosphate (DAP) and monoammonium phosphate (MAP) import destinations, respectively.

•	Declining raw material prices have also weighed on finished phosphate prices, particularly the price of ammonia, which has traded as much as 45 percent below April 2017 levels in recent weeks.

2017 ANNUAL GUIDANCE

Based on our assumptions set out under the heading “Market Outlook”, Agrium expects to achieve annual diluted earnings per share of $4.75 to $5.25 in 2017 compared to our previous estimate of $4.75 to $5.75 per share. We have lowered the upper end of our annual guidance range due to an expected weak nitrogen pricing environment and the challenging weather conditions this spring which impacted North American Retail crop nutrient margins and sales volumes. We have also narrowed the range width encompassing approximately $100-million of EBITDA variability. Second half earnings for 2017 are expected to have a similar quarterly earnings profile to 2016.

We have updated our Retail EBITDA range from $1.150-billion to $1.20-billion compared to our previous guidance of $1.125-billion to $1.250-billion.

Based on our expected utilization rate for our nitrogen assets, we are updating our nitrogen production range to between 3.5 and 3.6 million tonnes. Our earnings per share guidance assumes NYMEX gas prices will average between $3.00 and $3.30 per MMBtu for 2017.

Agrium’s potash production in 2017 is now expected to range between 2.5 and 2.7 million tonnes.

Total capital expenditures are expected to be in the range of $650-million to $700-million, of which approximately $450-million to $500-million is expected to be sustaining capital expenditures.

Agrium’s annual effective tax rate for 2017 is expected to range between 27 and 29 percent.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges, and merger related costs. Volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2017 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$4.75	$5.25
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.5	3.6
Potash (millions)	2.5	2.7
Retail:
EBITDA (millions of U.S. dollars)	$1,150	$1,200
Crop nutrient sales tonnes (millions)	10.0	10.4
Other:
Tax rate	29%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$450	$500
Total capital expenditures (millions of U.S. dollars)	$650	$700

August 9, 2017

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2017 (three months ended June 30, 2017) and for the six months ended June 30, 2017 are against results for the second quarter of 2016 (three months ended June 30, 2016) and six months ended June 30, 2016. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measures net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations (EBITDA), cash margin per tonne, cash cost of product sold and cash selling and general and administrative expenses used in this MD&A are not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of August 9, 2017 and should be read in conjunction with the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2017 (the “Condensed Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2017 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Sales	6,319	6,415	(96)	(1)	9,039	9,140	(101)	(1)
Gross profit	1,527	1,525	2	—	2,085	2,079	6	—
Expenses	671	677	(6)	(1)	1,172	1,156	16	1
Net earnings before finance costs, income taxes and net earnings (loss) from discontinued operations	856	848	8	1	913	923	(10)	(1)
Net earnings	558	565	(7)	(1)	548	568	(20)	(4)
Diluted earnings per share	4.03	4.08	(0.05)	(1)	3.95	4.09	(0.14)	(3)
Effective tax rate (%)	28.5	27.5	1	N/A	28.5	27.5	1	N/A

Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
Sales
Retail	5,707	5,791	(84)	7,947	8,081	(134)
Wholesale	848	882	(34)	1,523	1,531	(8)
Other	(236)	(258)	22	(431)	(472)	41

	6,319	6,415	(96)	9,039	9,140	(101)

Gross profit
Retail	1,299	1,279	20	1,733	1,681	52
Wholesale	196	201	(5)	338	354	(16)
Other	32	45	(13)	14	44	(30)

	1,527	1,525	2	2,085	2,079	6

•	Retail’s sales primarily decreased in the second quarter and first half of 2017 due to lower crop nutrient prices. Despite this, Retail’s gross profit increased as a result of higher sales volumes in the quarter and increased sales of proprietary products, which have higher margins.

•	Except for higher selling prices for potash, we realized lower selling prices for all Wholesale product lines resulting in lower sales and gross profit in the second quarter and first half of 2017. This was partially offset by higher nitrogen and potash sales volumes and lower cost of product sold for potash.

Expenses

•	Selling expense was consistent for the second quarter compared to the same period last year. For the first half of 2017, selling expenses increased by $38-million as a result of the recent Retail acquisitions but remained consistent as a percentage of sales.

•	We had lower share-based payments expense of approximately $15-million in the second quarter and first half of 2017 due to decreases in our share price.

•	Earnings from associates and joint ventures decreased by $18-million in the second quarter primarily due to a reversal of gas provision in Profertil S.A. (“Profertil”) in the prior year. In the first quarter of 2017, we recognized a foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”) from the devaluation of the Egyptian pound. In combination, these two factors resulted in consistent year-over-year results.

•	Other expenses decreased by approximately $10-million for the second quarter and first half of 2017. In 2016, we incurred losses from the termination of a distribution agreement and cancellation of a Canpotex terminal. There were no similar losses in 2017. We incurred merger and related costs of $15-million in the second quarter and $31-million for first half of 2017.

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended			Six months ended
	June 30,			June 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
(Gain) loss on foreign exchange and related derivatives	(2)	6	(8)	4	8	(4)
Interest income	(13)	(16)	3	(26)	(29)	3
Environmental remediation and asset retirement obligations	—	3	(3)	(1)	5	(6)
Bad debt expense	22	21	1	29	29	—
Potash profit and capital tax	3	5	(2)	6	8	(2)
Merger and related costs	15	—	15	31	—	31
Other	18	32	(14)	10	41	(31)

	43	51	(8)	53	62	(9)

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended June 30,
	2017				2016
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	1	69	1	71	1	67	—	68

Wholesale
Nitrogen	26	—	—	26	23	—	—	23
Potash	32	—	—	32	31	—	—	31
Phosphate	17	—	—	17	13	—	—	13
Wholesale Other (a)	4	—	1	5	6	—	1	7

	79	—	1	80	73	—	1	74
Other	—	—	5	5	—	—	3	3

Total	80	69	7	156	74	67	4	145

	Six months ended June 30,
	2017				2016
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	3	136	3	142	3	130	2	135

Wholesale
Nitrogen	42	—	—	42	36	—	—	36
Potash	61	—	—	61	51	—	—	51
Phosphate	33	—	—	33	23	—	—	23
Wholesale Other (a)	7	—	1	8	7	—	1	8

	143	—	1	144	117	—	1	118
Other	—	—	9	9	—	—	6	6

Total	146	136	13	295	120	130	9	259

(a) This includes ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in the second quarter and first half of 2017 primarily due to the expansion at our Borger nitrogen facility and increased depreciation at the Conda phosphate mine.

Effective Tax Rate

•	The effective tax rate of 28.5 percent for each of the second quarter and first half of 2017 was higher than the tax rate of 27.5 percent for each of the same periods in 2016 due to a decrease in certain U.S. manufacturing tax deductions.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	5,707	5,791	(84)
Cost of product sold	4,408	4,512	(104)
Gross profit	1,299	1,279	20
EBIT	700	676	24
EBITDA	771	744	27
Selling and general and administrative expenses	602	598	4

•	Retail reported a record first half EBITDA, and the second highest ever second quarter EBITDA. EBITDA to sales increased to 10.3 percent for the first half of 2017 compared to 9.8 percent for the same period last year. These results were in part driven by strong performance from our higher margin proprietary product lines. Total proprietary product sales as a percentage of total product line sales grew to 19 percent this quarter compared to 17 percent in the same period last year.

•	Retail selling, general and administrative expenses were up slightly over last year due to acquisitions made over the prior year.

•	Retail North America EBITDA increased in the second quarter despite the impact from challenging weather conditions this spring, with excess moisture impacting the application season in many areas, and drought conditions in the U.S. southern plains. On a regional basis, EBITDA in the U.S. this quarter was up 4 percent over the same period last year, while Canadian results were slightly lower. EBITDA for our Retail International operations also increased for the current quarter, as Australia continued to deliver strong performance with EBITDA up 27 percent over last year, despite dry conditions across most of Australia this year. South American results were down slightly primarily due to lower crop protection product margins.

Retail sales and gross profit by product line

	Three months ended June 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	1,989	2,190	(201)	419	433	(14)	21	20
Crop protection products	2,236	2,250	(14)	485	471	14	22	21
Seed	1,080	926	154	199	181	18	18	20
Merchandise	175	162	13	27	28	(1)	15	17
Services and other	227	263	(36)	169	166	3	74	63

Crop nutrients

•	Total crop nutrient sales decreased by 9 percent compared to the prior year, due to the decline in nitrogen and phosphate prices this quarter. Nutrient sales volumes were up 3 percent in North America this quarter due to the acquisitions made over the past year, as well as a catch up in sales volumes that had been delayed from the first quarter. International volumes were lower primarily due to dry weather conditions in Australia.

•	Total nutrient gross profit declined by 3 percent due to lower fertilizer margins this year. North American crop nutrient margins on a per tonne basis were down 7 percent this quarter due to localized pricing pressure in key U.S. growing regions this spring, partly associated with adverse weather conditions during the application and seeding season.

Crop protection products

•	Total crop protection sales were similar to last year’s level. Sales were impacted by the delays in applications as growers were more focused on completing seeding than on applying crop protection products this quarter. The reduction in U.S. wheat acreage, combined with the late spring snowfall, followed by drought conditions in the southern U.S. wheat crop, negatively impacted crop protection product applications this quarter.

•	Gross profit was 3 percent higher than the prior period due to higher proprietary product line sales and strong margins. Gross margin as a percentage of sales increased by 1 percent, due to new products and strong demand for our Loveland proprietary product line.

Seed

•	Total seed sales increased significantly – up 17 percent compared to the second quarter of 2016. After normalizing for program changes on technology fees and agency revenues, the increase in sales was approximately 10 percent. The improvement was due to increased wholesale seed sales, higher volumes and the increase in soybean acres in the U.S., which tends to favor Agrium’s proprietary seed sales.

•	Total gross profit increased 10 percent or $18-million this quarter. Seed gross profit as a percentage of sales declined by 2 percent due to additional technology fees, an increase in wholesale seed sales and the switch out of corn into soybeans.

Merchandise

•	Merchandise sales increased 8 percent, due to strong general merchandise sales in Australia.

Services and other

•	Sales for services and other decreased due to lower livestock export shipments in Australia compared to the same period last year.

Wholesale

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	848	882	(34)
Sales volumes (tonnes 000’s)	2,751	2,736	15
Cost of product sold	652	681	(29)
Gross profit	196	201	(5)
EBIT	175	180	(5)
EBITDA	255	254	1
Expenses	21	21	—

•	Wholesale gross profit this quarter was marginally lower than the same period last year due to lower global prices for nitrogen and phosphate products and higher reported depreciation related to the recent expansion at our Borger nitrogen facility and higher depreciation at the Conda phosphate mine. This was partially offset by overall cost reductions, as well as stronger results from our potash operations, which benefited from higher selling prices, higher sales volumes and lower cost of product sold per tonne. EBITDA in the current quarter was similar to 2016.

Wholesale NPK product information

	Three months ended June 30,
	Nitrogen			Potash			Phosphate
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Gross profit (U.S. dollar millions)	113	148	(35)	44	16	28	8	5	3
Sales volumes (tonnes 000’s)	1,181	1,168	13	714	697	17	279	305	(26)
Selling price ($/tonne)	312	337	(25)	210	194	16	492	526	(34)
Cost of product sold ($/tonne)	216	210	6	149	172	(23)	464	508	(44)
Gross margin ($/tonne)	96	127	(31)	61	22	39	28	18	10

Nitrogen

•	Nitrogen gross profit was down 24 percent compared to the same period last year due to lower North American nitrogen prices and higher average natural gas input costs. Average realized selling prices for urea and ammonia were down 7 percent compared to the same period last year.

•	Total sales volumes were up 1 percent over the same period last year, despite wet conditions across Western Canada and portions of the U.S. during the quarter. Sales volumes for ammonia and other nitrogen products were higher than last year, while urea sales volumes declined slightly due to strong first quarter 2017 demand in Western Canada.

•	Cost of product sold per tonne increased slightly compared to the same period last year due to higher natural gas input costs, which were partly offset by overall lower fixed costs.

•	In the second quarter of 2017, we successfully commissioned and have achieved designed operating rates of the new urea facility at our Borger nitrogen operations. The new facility has a 610,000 tonne urea production capacity, including 100,000 tonne urea equivalent of Diesel Exhaust Fluid. Further, commissioning of both rail and truck load out systems was completed this quarter, including shipment of multiple unit trains.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended June 30,
(U.S. dollars per MMBtu)	2017	2016
Overall gas cost excluding realized derivative impact	2.34	1.28
Realized derivative impact	0.18	0.48
Overall gas cost	2.52	1.76
Average NYMEX	3.13	1.95
Average AECO	2.05	0.97

Potash

•	Potash gross profit almost tripled compared to the same period last year, due to a combination of higher selling prices and higher production and sales volumes.

•	Sales volumes were 2 percent higher in the current period, with international volumes up 31 percent on strong global demand. The strong demand from international markets this quarter led to lower product availability for domestic markets, resulting in domestic volumes being 14 percent lower than the same period last year.

•	Average realized selling prices increased 8 percent over the past year with realized North American prices up 16 percent on strong demand and tighter inventories.

•	Our cost of product sold per tonne was 13 percent lower than the same period last year due to higher production and sales volumes, reducing fixed costs on a per tonne basis, and a higher proportion of sales to Canpotex, which do not incur freight charges. Gross margins were up $39 per tonne or almost 3 times higher than last year’s levels, while cash margins came in at $106 per tonne this quarter.

Phosphate

•	Phosphate gross profit was slightly higher than the same period last year due to lower input costs. This was partially offset by lower realized phosphate prices and a reduction in total sales volumes.

•	Sales volumes were down 9 percent compared to the same period last year. This is mostly due to lower opening inventory levels this quarter resulting from strong demand pull in the first quarter of 2017.

•	Overall gross margin per tonne this quarter improved by $10 compared to 2016. This was related to a 9 percent decline in cost of product sold per tonne due to lower input costs and fixed cost improvements.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended June 30,
(millions of U.S. dollars)	2017	2016	Change
Ammonium sulfate	20	20	—
ESN	9	12	(3)
Other	2	—	2

	31	32	(1)

•	Gross profit from Wholesale Other was lower than the same period last year driven by a combination of lower realized selling prices and slightly higher input costs for ESN.

Expenses

•	Wholesale expenses remained flat in the second quarter compared to last year as lower earnings from associates and joint ventures were offset by lower expenses. Lower earnings from associates and joint ventures were due to a reversal in 2016 of a gas provision in Profertil, while lower expenses were due to cost savings initiatives and one-time expenses, which include the losses from the termination of a distribution agreement and cancellation of a Canpotex terminal, incurred in 2016.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2017 was a net expense of $14-million, compared to a net expense of $5-million for the second quarter of 2016. The variance was primarily due to:

•	Lower gross profit recovery of $13-million as a result of a lower decrease in intersegment inventories held by Retail at the end of second quarter.

•	Merger and related costs of $15-million.

•	This is partially offset by a lower share-based payments expense of approximately $15-million primarily due to a decrease in Agrium’s share price.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the six months ended June 30, 2017 compared to December 31, 2016.

(millions of U.S. dollars, except where noted)	June 30, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
Current assets
Cash and cash equivalents	319	412	(93)	(23%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	3,803	2,208	1,595	72%	Sales during the spring season resulted in higher Retail trade and vendor rebates receivable.

Income taxes receivable	62	33	29	88%	The first half tax installments paid exceeded the first half provision.

Inventories	2,846	3,230	(384)	(12%)	Inventory drawdown due to increased seasonal sales activity.

Prepaid expenses and deposits	112	855	(743)	(87%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.

Other current assets	130	123	7	6%	—

Current liabilities
Short-term debt	1,227	604	623	103%	Increased financing for working capital requirements.
Accounts payable	4,155	4,662	(507)	(11%)	Reductions in customer prepayments during the spring application season and reductions in accruals related to Wholesale capital expansion projects more than offset increased Retail balances related to seasonal inventory purchases.
Income taxes payable	4	17	(13)	(76%)	—
Current portion of long-term debt	10	110	(100)	(91%)	Decrease relates to $100-million 7.7 percent debentures paid in 2017.
Current portion of other provisions	48	59	(11)	(19%)	—

Working capital	1,828	1,409	419	30%

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of June 30, 2017, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2017	2016	Change
Cash provided by operating activities	63	438	(375)
Cash used in investing activities	(432)	(574)	142
Cash provided by (used in) financing activities	269	(25)	294
Effect of exchange rate changes on cash and cash equivalents	7	(47)	54

Decrease in cash and cash equivalents	(93)	(208)	115

Cash provided by operating activities

•       Lower cash provided by operating activities from net changes in non-cash working capital of $516-million, primarily due to the timing of payments to suppliers related to our Retail business unit. This was partially offset by lower final tax payments made in comparison to the prior year.

Cash used in investing activities	• Lower cash used in investing activities due to reduced business acquisition activity in our Retail business unit and lower spending on Borger expansion project in comparison to the prior year.

Cash provided by (used in) financing activities	• Cash provided by financing activities from increased borrowings of short-term debt to finance seasonal working capital requirements, partially offset by repayment of long-term debt.

Capital Spending and Expenditures (a)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Retail
Sustaining	37	28	84	75
Investing	29	10	42	19

	66	38	126	94
Acquisitions (b)	44	81	74	175

	110	119	200	269

Wholesale
Sustaining	55	102	81	151
Investing	37	87	92	155

	92	189	173	306

Other
Sustaining	2	1	2	2
Investing	4	2	6	2

	6	3	8	4

Total
Sustaining	94	131	167	228
Investing	70	99	140	176

	164	230	307	404
Acquisitions (b)	44	81	74	175

	208	311	381	579

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures decreased in the second quarter and first half of 2017 compared to the same period last year as we completed the construction of our Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred related to this project.

•	We expect Agrium’s capital expenditures for the remainder of 2017 to approximate $350-million to $400-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1.2-billion at June 30, 2017 is outlined in note 5 of our Summarized Notes to the Condensed Consolidated Financial Statements.

•	Our short-term debt increased by $623-million during the first half of 2017, which in turn contributed to a decrease in our unutilized short-term financing capacity to $2.2-billion at June 30, 2017.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at June 30, 2017. Our ability to comply with these covenants has not changed since December 31, 2016.

OUTSTANDING SHARE DATA

Agrium had 138,177,162 outstanding shares at August 4, 2017. At August 4, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,380,868.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3
Sales	6,319	2,720	2,280	2,245	6,415	2,725	2,407	2,524
Gross profit	1,527	558	748	568	1,525	554	900	696
Net earnings (loss)	558	(10)	67	(39)	565	3	200	99
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	4.03	(0.08)	0.49	(0.29)	4.08	0.02	1.45	0.72
Dividends declared	121	120	121	120	122	121	121	120
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash margin per tonne Cash cost of product sold, cash selling and general and administrative expenses	Selected financial measures excluding depreciation and amortization	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Wholesale potash cash gross margin per tonne

(millions of U.S. dollars)	Three months ended June 30, 2017
Potash gross margin per tonne	61
Depreciation and amortization in cost of product sold per tonne	45
Potash cash gross margin per tonne	106

Cash selling and general and administrative expenses

	Three months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Selling	574	570	6	8	575	574
Depreciation and amortization in selling expense	69	67	—	—	69	67

Cash selling	505	503	6	8	506	507

General and administrative	28	28	7	8	61	62
Depreciation and amortization in general and administrative	1	—	1	1	7	4

Cash general and administrative	27	28	6	7	54	58

Cash selling and general and administrative expenses
	Six months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Selling	1,022	980	13	16	1,026	988
Depreciation and amortization in selling expense	136	130	—	—	136	130

Cash selling	886	850	13	16	890	858

General and administrative	53	50	13	16	121	117
Depreciation and amortization in general and administrative	3	2	1	1	13	9

Cash general and administrative	50	48	12	15	108	108

Cash cost of product sold
	Three months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Cost of product sold	4,408	4,512	652	681	4,792	4,890
Depreciation and amortization in cost of product sold	1	1	79	73	80	74

Cash cost of product sold	4,407	4,511	573	608	4,712	4,816

	Six months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Cost of product sold	6,214	6,400	1,185	1,177	6,954	7,061
Depreciation and amortization in cost of product sold	3	3	143	117	144	118

Cash cost of product sold	6,211	6,397	1,042	1,060	6,810	6,943

Consolidated and business unit EBITDA

	Three months ended June 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				558
Finance costs related to long-term debt				52
Other finance costs				24
Income taxes				222

EBIT	700	175	(19)	856
Depreciation and amortization	71	80	5	156

EBITDA	771	255	(14)	1,012

2016
Net earnings				565
Finance costs related to long-term debt				50
Other finance costs				20
Income taxes				213

EBIT	676	180	(8)	848
Depreciation and amortization	68	74	3	145

EBITDA	744	254	(5)	993

Consolidated and business unit EBITDA
	Six months ended June 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				548
Finance costs related to long-term debt				99
Other finance costs				47
Income taxes				219

EBIT	679	306	(72)	913
Depreciation and amortization	142	144	9	295

EBITDA	821	450	(63)	1,208

2016
Net earnings				568
Finance costs related to long-term debt				102
Other finance costs				38
Income taxes				215

EBIT	653	299	(29)	923
Depreciation and amortization	135	118	6	259

EBITDA	788	417	(23)	1,182

CRITICAL ACCOUNTING ESTIMATES

We prepare our Condensed Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2016 annual MD&A, which is contained in our 2016 Annual Report. Since the date of our 2016 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Condensed Consolidated Financial Statements for the six months ended June 30, 2017 are the same as those applied in our audited annual financial statements in our 2016 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 52—56 in our 2016 annual MD&A and under the heading “Risk Factors” on pages 23—38 in our Annual Information Form for the year ended December 31, 2016 has not changed materially since December 31, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2016 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 updated annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2016 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our expansion projects; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2016 annual MD&A.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over 11 million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fiber. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

A WEBSITE SIMULCAST of the 2017 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 10, 2017 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016	2017	2016
Sales		6,319	6,415	9,039	9,140
Cost of product sold		4,792	4,890	6,954	7,061

Gross profit		1,527	1,525	2,085	2,079
Expenses
Selling		575	574	1,026	988
General and administrative		61	62	121	117
Share-based payments		(3)	13	—	17
Earnings from associates and joint ventures		(5)	(23)	(28)	(28)
Other expenses	4	43	51	53	62

Earnings before finance costs and income taxes		856	848	913	923
Finance costs related to long-term debt		52	50	99	102
Other finance costs		24	20	47	38

Earnings before income taxes		780	778	767	783
Income taxes		222	213	219	215

Net earnings		558	565	548	568

Attributable to
Equity holders of Agrium		557	564	546	566
Non-controlling interests		1	1	2	2

Net earnings		558	565	548	568

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		4.03	4.08	3.95	4.09
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	138	138	138

See accompanying notes.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 9, 2017. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2016 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2016 Annual Report.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net earnings		558	565	548	568
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(7)	17	(30)	(6)
Deferred income taxes		3	(4)	8	3
Associates and joint ventures
Share of comprehensive (loss) income		(22)	(1)	(51)	1
Deferred income taxes		2	—	10	—
Foreign currency translation
Gains (losses)		100	(26)	165	153
Reclassifications to earnings		1	—	6	—

		77	(14)	108	151

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		—	(24)	(3)	(24)
Deferred income taxes		—	7	1	7

		—	(17)	(2)	(17)

Other comprehensive income (loss)		77	(31)	106	134

Comprehensive income		635	534	654	702

Attributable to
Equity holders of Agrium		633	533	651	700
Non-controlling interests		2	1	3	2

Comprehensive income		635	534	654	702

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

		June 30,		December 31,
(millions of U.S. dollars)	Notes	2017	2016	2016
Assets
Current assets
Cash and cash equivalents		319	307	412
Accounts receivable		3,803	3,638	2,208
Income taxes receivable		62	95	33
Inventories		2,846	2,605	3,230
Prepaid expenses and deposits		112	131	855
Other current assets		130	124	123

		7,272	6,900	6,861
Property, plant and equipment		7,028	6,832	6,818
Intangibles		561	635	566
Goodwill		2,115	2,023	2,095
Investments in associates and joint ventures		513	665	541
Other assets		55	52	48
Deferred income tax assets		20	44	34

		17,564	17,151	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,227	1,069	604
Accounts payable		4,155	3,830	4,662
Income taxes payable		4	128	17
Current portion of long-term debt	5	10	107	110
Current portion of other provisions		48	74	59

		5,444	5,208	5,452
Long-term debt	5	4,400	4,412	4,398
Post-employment benefits		134	162	141
Other provisions		336	338	322
Other liabilities		51	54	68
Deferred income tax liabilities		601	491	408

		10,966	10,665	10,789

Shareholders’ equity
Share capital		1,770	1,762	1,766
Retained earnings		5,939	5,839	5,634
Accumulated other comprehensive loss		(1,116)	(1,119)	(1,231)

Equity holders of Agrium		6,593	6,482	6,169
Non-controlling interests		5	4	5

Total equity		6,598	6,486	6,174

		17,564	17,151	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Operating
Net earnings		558	565	548	568
Adjustments for
Depreciation and amortization		156	145	295	259
Earnings from associates and joint ventures		(5)	(23)	(28)	(28)
Share-based payments		(3)	13	—	17
Unrealized loss (gain) on derivative financial instruments		12	(61)	7	22
Unrealized foreign exchange loss (gain)		—	83	—	(41)
Interest income		(13)	(16)	(26)	(29)
Finance costs		76	70	146	140
Income taxes		222	213	219	215
Other		4	(7)	(7)	(1)
Interest received		14	15	27	29
Interest paid		(63)	(51)	(147)	(140)
Income taxes paid		(15)	(24)	(54)	(165)
Dividends from associates and joint ventures		4	1	9	2
Net changes in non-cash working capital		(1,062)	(828)	(926)	(410)

Cash (used in) provided by operating activities		(115)	95	63	438

Investing
Business acquisitions, net of cash acquired		(44)	(81)	(74)	(175)
Capital expenditures		(164)	(230)	(307)	(404)
Capitalized borrowing costs		(4)	(7)	(12)	(12)
Purchase of investments		(17)	(18)	(50)	(41)
Proceeds from sale of investments		21	46	49	64
Proceeds from sale of property, plant and equipment		12	6	21	10
Other		(4)	(5)	(8)	(8)
Net changes in non-cash working capital		(45)	(8)	(51)	(8)

Cash used in investing activities		(245)	(297)	(432)	(574)

Financing
Short-term debt	5	551	426	615	222
Repayment of long-term debt	5	(2)	(4)	(105)	(6)
Dividends paid		(120)	(122)	(241)	(241)

Cash provided by (used in) financing activities		429	300	269	(25)

Effect of exchange rate changes on cash and cash equivalents		(12)	(67)	7	(47)

Increase (decrease) in cash and cash equivalents		57	31	(93)	(208)
Cash and cash equivalents – beginning of period		262	276	412	515

Cash and cash equivalents – end of period		319	307	319	307

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
	Millions				Comprehensive
	of			Cash	loss of	Foreign		Equity	Non-
(millions of U.S. dollars, except per share data)	common shares	Share capital	Retained earnings	flow hedges	associates and joint ventures	currency translation	Total	holders of Agrium	controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	566	—	—	—	—	566	2	568
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(17)	—	—	—	—	(17)	—	(17)
Other	—	—	—	(3)	1	153	151	151	—	151

Comprehensive income (loss), net of tax	—	—	549	(3)	1	153	151	700	2	702
Dividends ($1.75 per share)	—	—	(243)	—	—	—	—	(243)	—	(243)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	5	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges, net of tax	—	—	—	17	—	—	17	17	—	17

June 30, 2016	138	1,762	5,839	(42)	(16)	(1,061)	(1,119)	6,482	4	6,486

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

Net earnings	—	—	546	—	—	—	—	546	2	548
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(2)	—	—	—	—	(2)	—	(2)
Other	—	—	—	(22)	(41)	170	107	107	1	108

Comprehensive income (loss), net of tax	—	—	544	(22)	(41)	170	107	651	3	654
Dividends ($1.75 per share)	—	—	(241)	—	—	—	—	(241)	—	(241)
Non-controlling interest transactions	—	—	2	—	—	(2)	(2)	—	(3)	(3)
Share-based payment transactions	—	4	—	—	—	—	—	4	—	4
Reclassification of cash flow hedges, net of tax	—	—	—	10	—	—	10	10	—	10

June 30, 2017	138	1,770	5,939	(37)	(92)	(987)	(1,116)	6,593	5	6,598

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1. Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America including the United States and Canada

•	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta and production and mining facilities in Idaho

•	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended June 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	5,694	625	—	6,319	5,780	635	—	6,415
- inter-segment	13	223	(236)	—	11	247	(258)	—

Total sales	5,707	848	(236)	6,319	5,791	882	(258)	6,415
Cost of product sold	4,408	652	(268)	4,792	4,512	681	(303)	4,890

Gross profit	1,299	196	32	1,527	1,279	201	45	1,525

Gross profit (%)	23	23		24	22	23		24

Expenses
Selling	574	6	(5)	575	570	8	(4)	574
General and administrative	28	7	26	61	28	8	26	62
Share-based payments	—	—	(3)	(3)	—	—	13	13
(Earnings) loss from associates and joint ventures	(4)	(3)	2	(5)	(3)	(21)	1	(23)
Other expenses	1	11	31	43	8	26	17	51

Earnings (loss) before finance costs and income taxes	700	175	(19)	856	676	180	(8)	848
Finance costs	—	—	76	76	—	—	70	70

Earnings (loss) before income taxes	700	175	(95)	780	676	180	(78)	778
Depreciation and amortization	71	80	5	156	68	74	3	145
Finance costs	—	—	76	76	—	—	70	70

EBITDA (b)	771	255	(14)	1,012	744	254	(5)	993

(a)	Includes inter-segment eliminations
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Six months ended June 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	7,921	1,118	—	9,039	8,058	1,082	—	9,140
- inter-segment	26	405	(431)	—	23	449	(472)	—

Total sales	7,947	1,523	(431)	9,039	8,081	1,531	(472)	9,140
Cost of product sold	6,214	1,185	(445)	6,954	6,400	1,177	(516)	7,061

Gross profit	1,733	338	14	2,085	1,681	354	44	2,079

Gross profit (%)	22	22		23	21	23		23

Expenses
Selling	1,022	13	(9)	1,026	980	16	(8)	988
General and administrative	53	13	55	121	50	16	51	117
Share-based payments	—	—	—	—	—	—	17	17
(Earnings) loss from associates and joint ventures	(10)	(19)	1	(28)	(7)	(22)	1	(28)
Other (income) expenses	(11)	25	39	53	5	45	12	62

Earnings (loss) before finance costs and income taxes	679	306	(72)	913	653	299	(29)	923
Finance costs	—	—	146	146	—	—	140	140

Earnings (loss) before income taxes	679	306	(218)	767	653	299	(169)	783
Depreciation and amortization	142	144	9	295	135	118	6	259
Finance costs	—	—	146	146	—	—	140	140

EBITDA	821	450	(63)	1,208	788	417	(23)	1,182

(a)	Includes inter-segment eliminations

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended June 30,
	2017			2016
	North America	International	Retail (a)	North America	International	Retail (a)
Sales - external	5,031	663	5,694	5,038	742	5,780
- inter-segment	13	—	13	11	—	11

Total sales	5,044	663	5,707	5,049	742	5,791
Cost of product sold	3,876	532	4,408	3,893	619	4,512

Gross profit	1,168	131	1,299	1,156	123	1,279
Expenses
Selling	486	88	574	484	86	570
General and administrative	21	7	28	20	8	28
Earnings from associates and joint ventures	(4)	—	(4)	(2)	(1)	(3)
Other expenses (income)	11	(10)	1	16	(8)	8

Earnings before income taxes	654	46	700	638	38	676
Depreciation and amortization	67	4	71	63	5	68

EBITDA	721	50	771	701	43	744

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $8-million (2016 – $4-million) and EBITDA of $7-million (2016 – $4-million).

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Six months ended June 30,
	2017			2016
	North America	International	Retail (a)	North America	International	Retail (a)
Sales - external	6,789	1,132	7,921	6,835	1,223	8,058
- inter-segment	26	—	26	23	—	23

Total sales	6,815	1,132	7,947	6,858	1,223	8,081
Cost of product sold	5,327	887	6,214	5,399	1,001	6,400

Gross profit	1,488	245	1,733	1,459	222	1,681
Expenses
Selling	850	172	1,022	821	159	980
General and administrative	39	14	53	35	15	50
Earnings from associates and joint ventures	(9)	(1)	(10)	(6)	(1)	(7)
Other expenses (income)	4	(15)	(11)	22	(17)	5

Earnings before income taxes	604	75	679	587	66	653
Depreciation and amortization	133	9	142	124	11	135

EBITDA	737	84	821	711	77	788

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $14-million (2016 – $4-million) and EBITDA of $15-million (2016 – $4-million).

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended June 30,
	2017					2016
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	277	116	86	146	625	296	85	110	144	635
- inter-segment	91	34	51	47	223	98	50	50	49	247

Total sales	368	150	137	193	848	394	135	160	193	882
Cost of product sold	255	106	129	162	652	246	119	155	161	681

Gross profit	113	44	8	31	196	148	16	5	32	201
Expenses
Selling	3	2	1	—	6	3	2	1	2	8
General and administrative	3	1	1	2	7	3	1	1	3	8
Earnings from associates and joint ventures	—	—	—	(3)	(3)	—	—	—	(21)	(21)
Other expenses (income)	6	5	2	(2)	11	16	14	(1)	(3)	26
Earnings (loss) before income taxes	101	36	4	34	175	126	(1)	4	51	180

Depreciation and amortization	26	32	17	5	80	23	31	13	7	74

EBITDA	127	68	21	39	255	149	30	17	58	254

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Six months ended June 30,
	2017					2016
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	459	206	176	277	1,118	469	133	190	290	1,082
- inter-segment	149	76	95	85	405	175	93	100	81	449

Total sales	608	282	271	362	1,523	644	226	290	371	1,531
Cost of product sold	418	203	256	308	1,185	401	196	265	315	1,177

Gross profit	190	79	15	54	338	243	30	25	56	354
Expenses
Selling	6	3	2	2	13	7	4	2	3	16
General and administrative	5	2	2	4	13	7	3	2	4	16
Earnings from associates and joint ventures	—	—	—	(19)	(19)	—	—	—	(22)	(22)
Other expenses (income)	15	7	4	(1)	25	22	20	3	—	45

Earnings before income taxes	164	67	7	68	306	207	3	18	71	299
Depreciation and amortization	42	61	33	8	144	36	51	23	8	118

EBITDA	206	128	40	76	450	243	54	41	79	417

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended June 30,						Six months ended June 30,
	2017			2016			2017			2016
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	1,989	1,570	419	2,190	1,757	433	2,703	2,143	560	3,029	2,462	567
Crop protection products	2,236	1,751	485	2,250	1,779	471	3,108	2,493	615	3,081	2,489	592
Seed	1,080	881	199	926	745	181	1,462	1,209	253	1,302	1,070	232
Merchandise	175	148	27	162	134	28	309	260	49	279	232	47
Services and other (a)	227	58	169	263	97	166	365	109	256	390	147	243

	5,707	4,408	1,299	5,791	4,512	1,279	7,947	6,214	1,733	8,081	6,400	1,681

Wholesale
Nitrogen	368	255	113	394	246	148	608	418	190	644	401	243
Potash	150	106	44	135	119	16	282	203	79	226	196	30
Phosphate	137	129	8	160	155	5	271	256	15	290	265	25
Ammonium sulfate, ESN and other	193	162	31	193	161	32	362	308	54	371	315	56

	848	652	196	882	681	201	1,523	1,185	338	1,531	1,177	354

Other inter-segment eliminations	(236)	(268)	32	(258)	(303)	45	(431)	(445)	14	(472)	(516)	44

Total	6,319	4,792	1,527	6,415	4,890	1,525	9,039	6,954	2,085	9,140	7,061	2,079

Wholesale share of joint ventures
Nitrogen	46	36	10	40	37	3	70	55	15	65	58	7

Total Wholesale including proportionate share in joint ventures	894	688	206	922	718	204	1,593	1,240	353	1,596	1,235	361

(a)	Includes financial services products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended June 30,
	2017				2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	4,249	415	321	94	4,133	462	361	101
International	648	351	323	28	715	390	366	24

Total crop nutrients	4,897	406	320	86	4,848	452	363	89

Wholesale
Nitrogen
North America
Ammonia	414	412			394	443
Urea	459	281			503	303
Other	308	223			271	249

Total nitrogen	1,181	312	216	96	1,168	337	210	127

Potash
North America	377	254			440	219
International	337	161			257	152

Total potash	714	210	149	61	697	194	172	22

Phosphate	279	492	464	28	305	526	508	18
Ammonium sulfate	111	290	109	181	114	296	120	176
ESN and other	466				452

Total Wholesale	2,751	308	237	71	2,736	322	248	74

Wholesale share of joint ventures
Nitrogen	82	556	434	122	133	305	285	20

Total Wholesale including proportionate share in joint ventures	2,833	315	242	73	2,869	322	251	71

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Six months ended June 30,
	2017				2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	5,739	413	320	93	5,653	459	364	95
International	1,000	332	303	29	1,155	376	351	25

Total crop nutrients	6,739	401	318	83	6,808	445	362	83

Wholesale
Nitrogen
North America
Ammonia	640	396			624	427
Urea	820	294			822	316
Other	493	230			463	256

Total nitrogen	1,953	311	214	97	1,909	338	210	128

Potash
North America	755	251			703	217
International	595	156			450	163

Total potash	1,350	209	151	58	1,153	196	170	26

Phosphate	567	479	452	27	525	553	505	48
Ammonium sulfate	199	276	115	161	171	294	118	176
ESN and other	918				904

Total Wholesale	4,987	305	237	68	4,662	328	252	76

Wholesale share of joint ventures
Nitrogen	159	439	347	92	216	301	270	31

Total Wholesale including proportionate share in joint ventures	5,146	309	241	68	4,878	327	253	74

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	June 30,				December 31,
	2017				2016
	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Designated as hedges
AECO swaps	42	2017 – 2019	2.97	(43)	48	2017 – 2018	2.90	(21)

				(43)				(21)

(a)	U.S. dollars per MMBtu

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2017	2018	2019
AECO swaps	(16)	(23)	(4)

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2017	2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.16	0.29

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	June 30, 2017				December 31, 2016
Sell/Buy	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	220	2017	1.31	2	—	—	—	—
CAD/USD	132	2017	1.31	(1)	180	2017	1.34	—
EUR/USD	14	2017	0.91	(1)	—	2017	0.94	—
USD/AUD	17	2017	1.33	—	14	2017	1.32	(1)
AUD/USD	46	2017	1.32	(1)	22	2017	1.34	1
CNY/AUD	16	2017	6.74	—	23	2017	7.16	—
Options
USD/CAD – buy USD puts	42	2017	1.30	1	—	—	—	—
USD/CAD – sell USD calls	56	2017	1.37	—	—	—	—	—
CAD/USD – buy USD calls	—	2017	1.33	—	—	—	—	—
CAD/USD – sell USD puts	—	2017	1.32	(6)	—	—	—	—

				(6)				—

(a)	Foreign currency per U.S. dollar

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30,			December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	319	319	—	412	412
Accounts receivable – derivatives	—	3	3	—	2	2
Other current financial assets – marketable securities	18	107	125	22	99	121
Other non-current financial assets – derivatives	—	2	2	—	—	—
Accounts payable – derivatives	—	36	36	—	7	7
Other financial liabilities – derivatives	—	18	18	—	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	—	—	—	101	100
Fixed and floating rate debt	—	10	10	—	10	10
Long-term debt
Debentures	—	4,829	4,374	—	4,600	4,373
Fixed and floating rate debt	—	26	26	—	25	25

There have been no transfers between Level 1 and Level 2 fair value measurements in the six months ended June 30, 2017. We do not measure any of our financial instruments using Level 3 inputs.

4.	Expenses

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2017	2016	2017	2016
(Gain) loss on foreign exchange and related derivatives	(2)	6	4	8
Interest income	(13)	(16)	(26)	(29)
Environmental remediation and asset retirement obligations	—	3	(1)	5
Bad debt expense	22	21	29	29
Potash profit and capital tax	3	5	6	8
Merger and related costs	15	—	31	—
Other	18	32	10	41

	43	51	53	62

5.	Debt

			June 30,	December 31,
	Maturity	Rate (%) (a)	2017	2016
Short-term debt
Commercial paper	2017	1.49	1,089	306
Credit facilities		4.24	138	298

			1,227	604

(a)	Weighted average rates at June 30, 2017

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	615	(105)
Non-cash changes
Other adjustments	—	8
Foreign currency translation	8	(1)

June 30, 2017	1,227	4,410

(a)	Includes current portion

6.	Additional Information

Planned Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity, which will be named Nutrien, to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 Nutrien shares for each Agrium share held, and PotashCorp shareholders will receive 0.40 of a Nutrien share for each PotashCorp share held. Following the completion of the Arrangement Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of Nutrien and Nutrien will continue the operations of Agrium and PotashCorp on a combined basis. Each of the share-based payment awards for each of Agrium and PotashCorp, whether vested or unvested, that are outstanding immediately prior to the completion of the Arrangement will convert into a Nutrien award.

On November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement. The Arrangement is anticipated to be completed near the end of the third quarter of 2017, subject to customary closing conditions including receipt of regulatory and court approvals.

The estimated costs to be incurred by Agrium and PotashCorp with respect to the Arrangement and related matters are expected to aggregate approximately $140-million.

The Arrangement Agreement contains provisions that restrict Agrium’s and PotashCorp’s ability to pursue alternatives to the Arrangement and, in specified circumstances, Agrium or PotashCorp could be required to pay the other party a non-completion fee of $485-million or $50-million as reimbursement for related expenses. The Arrangement Agreement also restricts Agrium and PotashCorp from increasing dividends or repurchasing their shares before completion of the Arrangement.

Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.

Starpharma Holdings Limited

In June 2017, we acquired Starpharma Holdings Limited’s agrochemical business that is focused on the development of a proprietary polymer technology and is based in Melbourne, Australia. Our purchase price was $26-million (AUD$35-million).

Property, plant and equipment

We have completed our expansion project at our Borger nitrogen facility. We transferred $662-million from assets under construction to buildings and improvements, and machinery and equipment when the assets became available for use.